SECURITIES AND EXHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15-A

             Certification and Notice of Termination of Registration
                 Under Section 12(g) of the Securities Exchange
                Act of 1934 or Suspension of Duty to File Reports
                       Under Sections 13 and 15(d) of the
                         Securities Exchange Act of 1934

                         Commission File Number 0-14381

                  Marriott Hotel Properties Limited Partnership
             (Exact name of registrant as specified in its charter)

             10400 Fernwood Road, Bethesda, MD 20817 (301) 380-2070
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)

                      Units of Limited Partnership Interest
            (Title of each class of securities covered by this Form)


                                      None
   (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12(g)-4(a)(1)(I)   (X)           Rule 12h-3(b)(1)(i)             (   )
Rule 12(g)-4(a)(1)(ii)  (  )          Rule 12h-3(b)(1)(ii)            (   )
Rule 12(g)-4(a)(2(i)    (  )          Rule 12h-3(b)(2)(i)             (   )
Rule 12(g)-4(a)(2)(ii)  (  )          Rule 12h-3(b)(2)(ii)            (   )
                                      Rule 15d-6                      (   )

Approximate number of holders of record as of the certification or notice
date:     -2-


         Pursuant to the requirements of the Securities Exchange Act of 1934, Marriott Hotel Properties Limited Partnership has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:       January 4, 1999
                                By:     HMC Properties I LLC
                                        General Partner

                                By:      /s/ Christopher G. Townsend
                                         Christopher G. Townsend
                                         Vice President and Secretary